Exhibit 4.1
AMENDMENT TO AMENDED AND RESTATED RIGHTS AGREEMENT
          This Amendment, dated as of July 27, 2006 (this “Amendment”), amends that certain Amended and Restated Rights Agreement, dated as of February 5, 2004 (the “Amended and Restated Rights Agreement”), between Motorola, Inc., a Delaware corporation (the “Company”), and Mellon Investor Services LLC, a New Jersey limited liability company, as rights agent (the “Rights Agent”). Except as otherwise expressly provided herein, or unless the context otherwise requires, all terms used herein have the meanings assigned to them in the Amended and Restated Rights Agreement.
          WHEREAS, pursuant to Section 26 of the Amended and Restated Rights Agreement, the Board of Directors (the “Board”) of the Company may, and the Rights Agent shall, if so directed, from time to time supplement or amend any provision of the Amended and Restated Rights Agreement in accordance with the provisions of Section 26 thereof;
          WHEREAS, the Board has determined that it is in the best interest of the Company and its stockholders to amend the Amended and Restated Rights Agreement as set forth herein; and
          WHEREAS, all acts necessary to make this Amendment a valid agreement, enforceable according to its terms, have been done and performed, and the execution and delivery of this Amendment by the Company and the Rights Agent have been in all respects duly authorized by the Board and the Rights Agent.
          NOW, THEREFORE, in consideration of the foregoing and the mutual agreements set forth herein, and intending to be legally bound, the parties hereto agree as follows:
     A. Amendment of Section 1(s). Section 1(s) of the Amended and Restated Rights Agreement is hereby amended and supplemented by deleting “‘Expiration Date’ means the Close of Business on November 20, 2008.” and replacing it with the following:
     "'Expiration Date’ means the Close of Business on August 1, 2006.”
     B. Amendment of Exhibits. The Exhibits to the Amended and Restated Rights Agreement shall be restated to reflect this Amendment, including all conforming changes.
     C. Effectiveness. This Amendment shall be deemed effective as of the date first written above, as if executed on such date.
     D. Governing Law. This Amendment shall be deemed to be a contract under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts to be made and performed entirely within such state.

     E. Severability. If any provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, illegal or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be effected, impaired or invalidated.
     F. Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts together constitute but one and the same original.
[Signature page follows.]

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed, as of the date first set forth above.

MOTOROLA, INC.
By:	/s/ David W. Devonshire
	Name:	David W. Devonshire
	Title:	Executive Vice President and Chief Financial Officer

MELLON INVESTOR SERVICES LLC
By:	/s/ Thomas Blatchford
	Name:	Thomas Blatchford
	Title:	Client Relationship Executive